82-4710

[redacted]

05006873

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

26th March, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>ITC Board approves aggressive investment led growth plan</u>
<u>Investment of Rs.14,000 crores planned across Businesses</u>

We enclose a copy of the Press Release dated 26th March, 2005, issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

dlw 3/30

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

From: S H Venkatramani
Head-Corporate Communications Dept.

ITC Board approves aggressive investment led growth plan

Investment of Rs.14,000 crores planned across Businesses

At its meeting on Saturday 26th March 2005, the ITC Board approved the Company's Business Plans for the projected 5 year period ending 2009-10. The Board cleared an aggressive investment plan totaling Rs. 14,000 crores across the Company's businesses namely FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. Commenting on the Company's bullish plans, Chairman Y.C. Deveshwar said: "Quite apart from the positive growth signals in the economy, the Board's decision was driven by our aspiration to contribute significantly to the national effort of investment-led job creation".

In the context of the improving macroeconomic fundamentals, the Board envisages significant growth prospects for all Businesses of the Company, both in the growing domestic market as well as in exports. The investment plans aim at positioning each of the businesses in the ITC portfolio as a leader in its respective market. Apart from capital expenditure for organic growth, the strategic investment plans include outlays towards acquisitions, both in India and abroad. Bulk of the investments would go towards upgradation of technology in the tobacco business, creating new production facilities for the Foods and Garments businesses, expansion of the ITC Welcomgroup chain through addition of hotels in key locations and consolidation of the Company's leadership position in the Paperboards / Paper business with the addition of an integrated pulp and paper facility. Investments are also planned for expansion of ITC's pioneering e-choupal rural sourcing / distribution network and setting up the rural hyper-market chain under the 'Choupal Sagar' store brand.

The Board also reviewed progress against the 'Triple Bottom Line' objectives and set targets in each of the specific areas for the Plan period. Reiterating its commitment to enlarging ITC's contribution to the Indian society across three dimensions – economic, ecological and social – the Board cleared plans to create sustainable livelihoods across the Company's value chains. In this context the Board also approved appropriate resources to scale up social development initiatives including those towards sustaining ITC as a 'Water Positive' organization, and attaining the 'Carbon Positive' and 'Zero Solid Waste' status by 2010.

March 26, 2005